Exhibit 21

Subsidiaries of Great-West Life & Annuity Insurance Company

Jurisdiction of Incorporation or
Subsidiary	Organization
Advised Asset Group, LLC	Colorado
GWFS Equities, Inc.	Delaware
FASCore, LLC	Colorado
Emjay Corporation	Wisconsin
First Great-West Life & Annuity Insurance Company	New York
Great-West Life & Annuity Insurance Company of South Carolina	South Carolina
GW Capital Management, LLC (1)	Colorado
Lottery Receivable Company ONE LLC	Delaware
LR Company II, L.L.C.	Delaware
Maxim Series Fund, Inc.	Maryland
Orchard Trust Company, LLC	Colorado
Singer Collateral Trust IV	Delaware
Singer Collateral Trust V	Delaware
Westkin Properties Ltd.	California

(1)  Also doing business as Maxim Capital Management, LLC.